UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                                DECEMBER 31, 1998



                    Central and South West Corporation (CSW)
                      (Name of registered holding company)


                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART


                                    Energy or                                 Percentage
                                      Gas-                                    of Voting
Name of Reporting Company            related       Date of      State of      Securities
(Ownership Information)              Company     Organization  Organization      Held      Nature of Business
--------------------------------------------------------------------------------------------------------------


                      Item 1 is only required to be reported for the first three calendar quarters of the fiscal year.





ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                      Principal                                         Consideration
Company            Type of security   amount of   Issue or  Cost of   Person to whom    received for
issuing security   issued             security    renewal   capital   security issued   each security
-------------------------------------------------------------------------------------------------------
                                       (000's)


DECO               Loan note          1,845


Company            Company            Amount of
contributing       receiving          capital
capital            capital            contribution
----------------------------------------------------
                                        (000's)
None



ITEM 3 - ASSOCIATE TRANSACTIONS

Part I  -  Transactions performed by reporting companies on behalf of associate companies



                                                             Direct   Indirect
Reporting company    Associated company   Type of services   costs    costs     Cost of   Total amount
rendering services   receiving services   rendered           charged  charged   capital      billed
-------------------------------------------------------------------------------------------------------
                                                             (000's)   (000's)              (000's)


Enershop, Inc.       CSW/ICG             Lease  Management    $14                             $14
                     ChoiceCom, LLP

Enershop, Inc.       CSW Power           Lease Management       4                               4
                     Marketing, Inc.

CSW Power            Enershop, Inc.      Lease Management      56                              56
Marking, Inc.

CSW Power            CSW/ICG             Lease Management      32                              32
Marketing, Inc.      ChoiceCom, LLP

CSW Energy, Inc.     Orange              Plant services       423      $ 180                  603
                     Cogeneration

CSW Energy, Inc.     Polk                Plant services       456        179                  635
                     Cogeneration

CSW Energy, Inc.     Sweeny              Plant services       724        212                  936
                     Cogeneration

CSW Energy, Inc.     Sweeny G.P. II      Administrative                  129                  129
                                         Services

CSW Energy, Inc.     DECO                Administrative                   19                   19
                                         Services



Part II - Transactions performed by associate companies on behalf of reporting companies



                                                            Direct     Indirect
Associate company    Reporting company   Type of services   costs      costs     Cost of   Total Amount
rendering services   receiving services  rendered           charged    charged   capital       billed
-------------------------------------------------------------------------------------------------------
                                                            (000's)     (000's)              (000's)


CSW Power            Enershop, Inc.     Lease Management       56                                56
Marketing, Inc.

Enershop, Inc.       CSW Power          Lease Management        4                                 4
                     Marketing, Inc.

C3                  CSW Energy          Meter Data
Communications,     Services, Inc.      Management              5                                 5
Inc.


For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (millions):

Total consolidated capitalization as
of December 31, 1998                              $    7,920 line 1

Total capitalization multiplied by 15%                 1,188 line 2
(line 1 multiplied by 0.15)

Greater of $50 million or line 2                       1,188 line 3


Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related
  business)
   Energy-related Category 1: Energy Services     $  16
   Energy-related Category 5: Energy Marketing        8
   Energy-related Category 7: Maintenance Services    0
   Energy-related Category 8:
       Qualifying Facility                            7
   Energy-related Categories 2,3,4,6,9,10             0
     Total current aggregate investment                  31 line 4
                                                     --------

Difference between the greater of $50 million or 15%
 of capitalization and the total aggregate
 investment of the registered holding
 company system (line 3 less line 4)              $   1,157 line 5
                                                     ========

Investments in gas-related companies (millions):

Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related
   business)
   Gas-related business Categories 1 and 2            0
      Total current aggregate investment                 $0
                                                     ========

ITEM 5 - OTHER INVESTMENTS


Major line of energy-    Other investment in  Other investment in
related business         last U-9C-3 report   this U-9C-3 report    Reason for difference in other investment
-------------------------------------------------------------------------------------------------------------
                               (000's)              (000's)


Energy services               $ 2,696                 $0            Amounts invested prior to April 1, 1997
                                                                    are excluded from Item 4

Maintenance services                0                  0


Qualifying facility         $ 194,644                  0            Amounts invested prior to April 1, 1997
                                                                    are excluded from Item 4





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

         Financial statements are only provided for the first three calendar quarters of the fiscal year.

Exhibits

Exhibit A - Certificate of Central and South West Corporation

Please contact Mr. Steven K. Bargmann at (214) 777-2210 with inquiries concerning this report.


                                  SIGNATURE

                                  Central and South West Corporation

                                      /s/ Lawrence B. Connors
                                  By: Lawrence B. Connors
                                      (Name)

                                      Controller
                                      (Title)

                                      March 29, 1999
                                      (Date)